SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                         Getty Petroleum Marketing Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   374292 10 0
                                   -----------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ---------------------------------------------------
                     (Name, Address and Telephone Number of
                          Person Authorized to Receive
                           Notices and Communications)

                                November 2, 2000
               ---------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

CUSIP No. 374292 10 0                                               Page 2 of 11
                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  OAO LUKOIL

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Russia

                           7        Sole Voting Power
 Number of
    Shares                                  0
Beneficially               8        Shared Voting Power
 Owned By
    Each                                    0**
 Reporting                 9        Sole Dispositive Power
   Person
    With                                    0
                           10       Shared Dispositive Power

                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [X]**

13       Percent of Class Represented By Amount in Row (11)

                                            0%**

14       Type of Reporting Person*

                  CO

                           *  SEE INSTRUCTIONS BEFORE FILLING OUT!
                           **SEE ITEM 5 HEREIN.

CUSIP No. 374292 10 0                                               Page 3 of 11
                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Lukoil International GmbH

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Austria

                           7        Sole Voting Power

 Number of
    Shares                                  0
Beneficially               8        Shared Voting Power
 Owned By
    Each                                    0**
 Reporting                 9        Sole Dispositive Power
   Person
    With                                    0
                           10       Shared Dispositive Power

                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [X]**

13       Percent of Class Represented By Amount in Row (11)

                                            0**

14       Type of Reporting Person*

                  CO

                           *  SEE INSTRUCTIONS BEFORE FILLING OUT!
                           **SEE ITEM 5 HEREIN.

CUSIP No. 374292 10 0                                               Page 4 of 11
                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Lukoil Americas Corporation

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power

 Number of
    Shares                                  0
Beneficially               8        Shared Voting Power
 Owned By
    Each                                    0**
 Reporting                 9        Sole Dispositive Power
   Person
    With                            0
                           10       Shared Dispositive Power

                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]**

13       Percent of Class Represented By Amount in Row (11)

                                            0**

14       Type of Reporting Person*

                  CO


                           *  SEE INSTRUCTIONS BEFORE FILLING OUT!
                           **SEE ITEM 5 HEREIN.

CUSIP No. 374292 10 0                                               Page 5 of 11
                                  SCHEDULE 13D


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Mikecon Corp.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of
    Shares                                  0
Beneficially               8        Shared Voting Power
 Owned By
    Each                                    0**
 Reporting                 9        Sole Dispositive Power
   Person
    With                                    0
                           10       Shared Dispositive Power

                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [X]**

13       Percent of Class Represented By Amount in Row (11)

                                            0**

14       Type of Reporting Person*

                  CO

                           *  SEE INSTRUCTIONS BEFORE FILLING OUT!
                           **SEE ITEM 5 HEREIN.

CUSIP No. 374292 10 0                                               Page 6 of 11
                                  SCHEDULE 13D


Item 1.   Security and Issuer.

               This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Common Stock"), of Getty Petroleum Marketing Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 125 Jericho Turnpike, Jericho, New York 11753.

Item 2.   Identity and Background.

               This Statement is filed by OAO LUKOIL, Lukoil International GmbH, Lukoil Americas Corporation and Mikecon Corp. The information set forth in the section of the Offer to Purchase captioned "Section 8 - Certain Information Concerning the Lukoil Entities" and on Schedule I to the Offer to Purchase is incorporate herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

               The information set forth in the section to the Offer to Purchase captioned "Section 9 - Source and Amount of Funds" is incorporated herein by reference.

Item 4.  Purpose of Transaction.

               The information set forth in the section to the Offer to Purchase captioned "Section 11 - Purpose of the Offer; Plans for the Company; Certain Agreements" is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

               On November 2, 2000, Lukoil Americas Corporation ("Parent"), a Delaware corporation and an indirect wholly owned subsidiary of OAO LUKOIL, and Mikecon Corp. (the "Purchaser"), a Delaware corporation and a direct wholly owned subsidiary of Parent, entered into separate support agreements (the "Support Agreements") with certain stockholders of Getty Petroleum Marketing Inc. (the "Company"), which are described in Section 11 of the Offer to Purchase dated November 9, 2000 (the "Offer to Purchase") which was included as an exhibit to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on November 9, 2000 by OAO LUKOIL, Lukoil International GmbH, Parent and the Purchaser. Pursuant to the Support Agreements, upon the terms set forth therein, the parties to the Support Agreements generally have agreed to tender, in accordance with the terms of the tender offer described in the Offer to Purchase, an aggregate of 5,610,710 shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), representing 40.07% of the issued and outstanding Common Stock. In addition, the parties to the Support Agreements have agreed to vote their shares of Common Stock as set forth therein and have granted an irrevocable proxy with respect to such shares of Common Stock to a representative of both Parent and the Purchaser. No vote of the stockholders of the Company is expected under the terms of the Merger Agreement until after the acceptance for payment of the shares of Common Stock in the Offer. Each of the Support Agreements terminates, among other things, upon the termination of the Offer or the Merger Agreement.

               The information set forth in the section to the Offer to Purchase captioned "Section 8 - Certain Information Concerning the Lukoil Entities" is incorporated herein by reference.

CUSIP No. 374292 10 0                                               Page 7 of 11
                                  SCHEDULE 13D


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The information set forth in the section to the Offer to Purchase captioned "Section 8 - Certain Information Concerning the Lukoil Entities" is incorporated herein by reference.



Item 7.  Material to be filed as Exhibits.


*1 Offer to Purchase, dated November 9, 2000 (Incorporated by reference to Exhibit (a) (1) (i) to the Schedule TO)

*2. Loan Agreement between Lukoil Americas Corporation and Lukoil Finance Limited (Incorporated by reference to Exhibit (b) (i) to the Shedule
          TO) *3 Agreement and Plan of Merger, dated as of November 2, 2000 by and among OAO LUKOIL, Lukoil International GmbH, Lukoil Americas
          Corporation  and Mikecon Corp.  (Incorporated  by reference to Exhibit
          (d) (i) to the Schedule TO)

*4 Form of Support Agreement, dated November 2, 2000, between Mikecon Corp., Lukoil Americas Corporation and each of Leo Liebowitz, Howard Safenowitz, Milton Cooper and certain of their affiliates or associates (Incorporated by reference to Exhibit (d) (ii) to the Schedule TO)

5 Joint Filing Agreement dated as of November 13, 2000 by and among OAO LUKOIL, Lukoil International GmbH, Lukoil Americas Corporation and Mikecon Corp.

----------------------
* Incorporated by reference.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.




                                        OAO LUKOIL


Dated: November 12, 2000                By: /s/  Ralif Safin
                                            -----------------------------------
                                            Name: Ralif Safin
                                            Title: First Vice President


                                        LUKOIL INTERNATIONAL GMBH


Dated: November 12, 2000                By: /s/  Ralif Safin
                                           ------------------------------------
                                           Name: Ralif Safin
                                           Title: Authorized Representative


                                        LUKOIL AMERICAS CORPORATION


Dated: November 12, 2000                By: /s/  Vadim Gluzman
                                            -----------------------------------
                                            Vadim Gluzman
                                            Chairman of the Board and Secretary


                                        MIKECON CORP.


Dated: November 12, 2000                By: /s/  Vadim Gluzman
                                            -----------------------------------
                                            Vadim Gluzman
                                            Chairman of the Board and Secretary

CUSIP No. 374292 10 0                                               Page 9 of 11
                                  SCHEDULE 13D



EXHIBIT INDEX

*1 Offer to Purchase, dated November 9, 2000 (Incorporated by reference to Exhibit (a) (1) (i) to the Schedule TO)

*2. Loan Agreement between Lukoil Americas Corporation and Lukoil Finance Limited (Incorporated by reference to Exhibit (b) (i) to the Shedule
          TO)

*3 Agreement and Plan of Merger, dated as of November 2, 2000 by and among OAO LUKOIL, Lukoil International GmbH, Lukoil Americas Corporation and Mikecon Corp. (Incorporated by reference to Exhibit
          (d) (i) to the Schedule TO)

*4 Form of Support Agreement, dated November 2, 2000, between Mikecon Corp., Lukoil Americas Corporation and each of Leo Liebowitz, Howard Safenowitz, Milton Cooper and certain of their affiliates or associates (Incorporated by reference to Exhibit (d) (ii) to the Schedule TO)

5 Joint Filing Agreement dated as of November 13, 2000 by and among OAO LUKOIL, Lukoil International GmbH, Lukoil Americas Corporation and Mikecon Corp.

----------------------
* Incorporated by reference.